GRASIM

ADITYA BIRLA GROUP

82-3322

RECEIVED

2005 NOV -3 A 10:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th October, 2005

BY AIR MAIL

Securities & Exchange[redacted]
Division of Corporate
450, Fifth Street
Washington DC 20459,

05012245

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Wednesday, the 26th October, 2005 interalia to take on record the unaudited financial results (provisional) for the quarter / half year ended 30th September, 2005.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)